UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
                 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
            SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number     333-102846
                                                               -----------------

                           SANITEC INTERNATIONAL S.A.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                 19-21 BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG
                                +352 26 26 891
--------------------------------------------------------------------------------
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   (EURO)260,000,000 9% SENIOR NOTES DUE 2012
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      NONE
--------------------------------------------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)        |_|         Rule 12h-3(b)(1)(i)             |_|
      Rule 12g-4(a)(1)(ii)       |_|         Rule 12h-3(b)(1)(ii)            |_|
      Rule 12g-4(a)(2)(i)        |_|         Rule 12h-3(b)(2)(i)             |X|
      Rule 12g-4(a)(2)(ii)       |_|         Rule 12h-3(b)(2)(ii)            |_|
                                             Rule 15d-6                      |_|

         Approximate number of holders of record as of the certification or notice date: THE OUTSTANDING NOTES ARE HELD IN GLOBAL FORM IN THE NAME OF A NOMINEE. WE HAVE BEEN ADVISED BY EUROCLEAR BANK S.A./N.V., AS OPERATOR OF THE EUROCLEAR SYSTEM, AND CLEARSTREAM BANKING, SOCIETE ANONYME, THAT LESS THAN 10 OF THEIR PARTICIPANTS, COLLECTIVELY, MAINTAIN AN INTEREST IN THE GLOBAL NOTE.

         Pursuant to the requirements of the Securities Exchange Act of 1934 Sanitec International S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2005                By:  /s/ Manuel Frias
                                         ----------------------------------
                                         Manuel Frias, Director

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.